VIA EDGAR AND FEDEX

July 7, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:                    Karl Hiller

Branch Chief

Re:                             B&G Foods, Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

Filed March 1, 2017

File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated May 31, 2017 (the “Comment Letter”).

We appreciate the Staff granting our request to extend the Company’s deadline to respond to the Comment Letter to July 7, 2017.  We have reviewed your comments carefully and set forth our response below.  For your convenience, we have included above our response a copy in italics of the comment to which we are responding.

Comment and Response:

Form 10-K for the Fiscal Year ended December 31, 2016

Management’s Discussion and Analysis

Critical Accounting Policies; Use of Estimates, page 33

1.                                      We note you have identified various policies that you consider to be critical to your financial position and results of operations and that require the application of significant judgment or estimates by management. However, it does not appear that you have fully addressed the significant assumptions or estimates or included information incremental to the corresponding accounting policies in the notes to your financial statements.

Please expand your disclosure under this heading to identify and discuss, where disclosure is deficient, the assumptions and estimates used and address any material implications of the

Quality Foods Since 1889

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uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

This disclosure should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you may discuss the extent to which your estimates and assumptions have been accurate or have changed in the past, and the extent to which these are reasonably likely to change in the future. Refer to the guidance in Item 303(a)(1) and (3)(ii) of Regulation S-K, Instructions 2 and 3 to paragraph 303(a), and Section V of SEC Release No. 33-8350.

We respectfully acknowledge the Staff’s comment and propose updating our disclosure prospectively, beginning with our Form 10-K for the Fiscal Year ended December 30, 2017.  The updated disclosure is expected to be in the form attached as Appendix A, which is marked to show changes against the disclosure in our Form 10-K for the Fiscal Year ended December 31, 2016.

Results of Operations, page 37

2.                                      Referencing your 2016 earnings call transcript, we note that you launched a number of new innovative products in 2016, and expect to have additional new products in 2017. Please expand your discussion to describe the new products launched and their impacts on your results of operations, including the extent of product development costs incurred and the line items affected, or to clarify if the effects have not been material.

Additionally, describe the new products you plan to launch in fiscal 2017 and any known trends or uncertainties that are reasonably likely to have a material impact on your future results of operations. Refer to the guidance in Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a), and Section III of SEC Release No. 33-8350.

We respectfully acknowledge the Staff’s comment.  We added limited information regarding the new Green Giant innovation products in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Form 10-Q for the Quarter ended April 1, 2017 by noting that “forecasted distribution losses for some core Green Giant products [were] partially offset by net sales of new Green Giant innovation products.”  To the extent material, we plan to include additional information about new products we have launched or plan to launch and any known trends or uncertainties that are reasonably likely to have a material impact on our future results of operations, including net sales information for new products and product development costs, in future Form 10-Q and 10-K filings.  To date, product development costs relating to the new products launched in 2016 and 2017 have not been and are not expected to be material.

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Financial Statements

Note 1 — Nature of Operations, page 60

Organization and Nature of Operations, page 60.

3.                                      We note that you continue to disclose just one reportable segment, although you have completed several recent business acquisitions that have expanded your operations, most notably in the frozen food market with the acquisition of Green Giant in November 2015. Please explain how the recent acquisitions have been integrated with or changed your operating segments, and were considered in your aggregation of operating segments into a single reportable segment. Please compare and contrast your operating segments relative to the nature of products sold and their economic characteristics including historical and projected measures of operating segment profitability, and relative to the criteria listed in FASB ASC 280-10-50-11a to e.

For example, explain how those matters identified in your disclosure on page 5 stating that due to different demands of distribution for frozen and shelf-stable products, you maintain separate distribution systems, and your disclosure on page 41 stating that your increase in gross profit percentage was primarily driven by the acquisition of Green Giant, were considered in your analysis.

Having reviewed the referenced filings in light of the Staff’s comment, we continue to believe that our company’s filings comply with applicable disclosure requirements regarding segment reporting, including FASB ASC 280-10.  More specifically, as explained below, we have concluded that our company operates as one operating segment that engages in the manufacturing, marketing, selling and distributing of food and household products,(1)  and we do not believe that our most recent acquisitions, including our acquisition of the Green Giant brand, change that conclusion.

B&G Foods is managed by our president and chief executive officer, Mr. Robert C. Cantwell, and a team executive officers that currently includes our:  (1) interim chief financial officer, (2) executive vice president of sales and marketing, (3) executive vice president of operations, (4) executive vice president of quality assurance and research & development, (5) executive vice president, general counsel, secretary and chief compliance officer, and (6) executive vice president of human resources and chief human resources officer.  Each executive officer reports directly to Mr. Cantwell.

We consider our president and chief executive officer to be our chief operating decision maker (“CODM”) because Mr. Cantwell has ultimate responsibility for performance assessment and

(1)         We believe that our household brand is included within our single operating segment for the same reason our food brands are included within that single operating segment.  In addition, even if our household brand was deemed to be a separate operating segment from our food products, we do not believe that our household brand would qualify as a reportable segment.  The consolidated net sales and consolidated assets of our household brand are far below the quantitative thresholds set forth in ASC-280-10-50-12 and management does not believe that separate information about our company’s household brand would be useful to readers of our financial statements.  Moreover, even if the household brand did meet the quantitative thresholds set forth in ASC-280-10-50-12, we believe that the household brand would qualify for aggregation with our food products in accordance with the aggregation criteria set forth in ASC-280-10-50-11.

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resource allocation.  Although we do have a team of executive officers that provides counsel to our CODM, it is Mr. Cantwell who is responsible for allocating resources and assessing the performance of our business.

In reaching our conclusion that we have one operating segment, we considered, among other things, ASC 280-10-50-1 and ASC 280-10-50-6 through ASC 280-10-50-8.

ASC 280-50-10-1 states that, “[a]n operating segment is a component of a public entity that has all of the following characteristics:

a.                   It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.                   Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.                    Its discrete financial information is available.”

Our company has over 50 brands with a variety of products sold under each brand.  Each of our brands, with the exception of Green Giant, offers only shelf-stable products.  Our Green Giant brand, which we acquired in November 2015, offers both shelf-stable products, which comprise approximately 40% of the brand’s total net sales, and frozen products, which comprise approximately 60% of the brand’s total net sales.  Green Giant, whose net sales comprise approximately 35% of our company’s total net sales, is our largest brand.  For the reasons stated below, we have determined that the Green Giant brand, our other recently acquired brands and our frozen food products are properly included with the rest of our business in one operating segment as they do not meet the second and third criteria under ASC 280-50-10-1.

Resources are Primarily Allocated on a Company-wide Basis.  In order to assess our financial performance our CODM establishes adjusted EBITDA targets for our company in its entirety and not by customer, geography, brand, group of brands or category of brands (i.e., shelf-stable or frozen).  Likewise, financial performance is primarily measured by our company’s results as a whole.  Although our board of directors and CODM do review a variety of information, including net sales and allocated EBITDA by brand and, in some cases, group of brands, with limited exceptions (as noted below) neither our board of directors nor our CODM makes resource allocation decisions by brand, group of brands or category of brands.  For example, allocation decisions with respect to corporate overhead, capital spending and trade spending are made without reference to brand, group of brands or category of brands.  Trade spending decisions (our most significant resource allocation excluding acquisitions) are made on a customer by customer and sku by sku basis in response to competitive market forces and are not made on a brand, group of brand or category of brand basis.  Our CODM receives complete financial information with respect to balance sheet, profitability and cash flows only at the consolidated level.  Cash, debt and financing decisions are controlled centrally and final decisions regarding the allocation of resources are made by the CODM on a consolidated basis and on a project by project basis, based upon the economics of each project and the need for his approval based upon company policy.  Subject to post-acquisition increases to support acquired brands, capital spending remains generally consistent from year to year.  It is not allocated on a brand, group of brands or category

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of brands basis and is instead allocated by facility and most pressing needs, including new product innovation.  And because, with the exception of marketing personnel, our senior personnel are not organized by brand, group of brands or category of brands, resources for corporate overhead are not allocated based upon brand, group of brands or category of brands.  Requests for additional staffing are submitted to and approved by our CODM by functional area and, except for marketing personnel, not by brand, group of brands or category of brands.  The only resources that are allocated based upon brands, groups of brands or categories of brands are traditional discretionary advertising and marketing spending (which excludes trade spending).  Discretionary advertising and marketing spending constitutes only a minor portion of the consolidated resources we deploy to support our business.  For example, our discretionary advertising and marketing spending constitutes only a small percentage of our overall trade and consumer marketing spending.  Trade spending represented approximately 75% of our total trade and consumer marketing spending for 2016.  And, as noted above, trade spending decisions are made on a customer by customer basis and sku by sku basis in response to competitive market forces and are not made on a brand, group of brands or category of brands basis.

Discrete Financial Information as to Expenses is not Available by Brand, Group of Brands or Category of Brands.  Although our CODM and board of directors do receive certain reports that show adjusted EBITDA and expense items for individual brands and, in some cases, groups of brands, these amounts are comprised of numerous corporate allocations based upon various subjective assumptions and do not accurately reflect what those adjusted EBITDA or expense items would be if the brands, group of brands or category of brands were in fact operated by our company as separate segments.  For example, most of our manufacturing facilities produce products for more than one brand and most of our distribution centers warehouse and distribute products for more than one brand, and as a result, manufacturing, labor and overhead; delivery; and warehouse amounts shown in internal reports are allocations that do not reflect specific costs attributable to particular brands, group of brands or category of brands.  As a result, our CODM does not use the allocated adjusted EBITDA or allocated expense information to make resource allocation decisions.

Our Company does not have Individual Managers Responsible for EBITDA, Profitability or Cash Flows by Particular Brand, Group of Brands or Category of Brands.   ASC 280-10-50-6 states, in relevant part, that “a public entity may produce reports in which its business activities are presented in a variety of different ways.  If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”  And ASC 280-10-50-7 states, in relevant part, that “[g]enerally an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment . . .”  Although we do have vice presidents of marketing who manage individual brands or groups of brands, we do not have managers with overall responsibility for individual brands or groups of brands who regularly report to our CODM.(2)  Because the nature of

(2)         We note that the vice presidents of marketing are not segment managers for purposes of ASC 280-10-50-7 as they do not have overall P&L responsibility for individual brands or group of brands and instead are marketing managers, primarily focused on increasing sales through brand marketing, product packaging and product labeling.  Although one of the vice presidents (who is responsible for Green Giant) reports directly to our CODM, none of these vice presidents has direct oversight over the personnel, budgets or spending of non-marketing or non-marketing-related functions.

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our brands, groups of brands and categories of brands are similar, B&G Foods is organized by functional responsibility, not brand, group of brands or category of brands.  Accordingly, there is no segment manager for any brand, group of brands or category of brands.  With the exception of our vice presidents of marketing, members of senior management generally have responsibilities for all of our brands, groups of brands and categories of brands, such that the responsibility for each brand, group of brands and category of brands is substantially disaggregated among the business functions.  No single person is solely responsible for the EBITDA, profitability or cash flows of a particular brand, group of brands or category of brands.  In part for this reason, our annual and long-term incentive awards for management level employees are based upon our adjusted EBITDA and excess cash flow on a consolidated company-wide basis and not by brand, group of brands or category of brands.(3)

In concluding that we operate as one segment, we also considered, among other things, the following factors:

Organizational Structure.  As described above, B&G Foods has a centralized management structure that is based primarily upon functional area and not by brand, group of brands or category of brands.  Neither our senior corporate manufacturing personnel located at our headquarters nor our manufacturing facilities are organized by brand, groups of brands or categories of brands and decisions about whether to self-manufacture or have products co-manufactured are not based upon brand, group of brands or categories of brands and instead are made on a product-by-product basis.  Even in the case of our sales function, managers are generally structured by customer and geography and not by brand, group of brands or category of brands.  None of our executive officers has specific responsibility for a brand, group of brands or category of brands. As mentioned above we do have vice presidents of marketing that manage an individual brand or group of brands.  Two of these vice presidents report to our executive vice president of sales and marketing and the third, who is responsible for Green Giant, reports to our CODM.  We treat Green Giant differently in this respect only because of its size in relation to our other brands.  Green Giant comprises 35% of our company’s total net sales and is more than three times larger than our second largest brand.  In all other respects, Green Giant is managed in the same manner as all of our company’s other brands.  None of the vice presidents of marketing has direct oversight over the personnel, budgets or spending of non-marketing or non-marketing-related functions.  Each of our executive officers provides support to the Green Giant brand in the same manner as our other brands.  And the marketing personnel who support the Green Giant brand are responsible for both the shelf-stable and frozen products within the Green Giant brand.

Performance Evaluations are Primarily Based upon Consolidated Results.  We note that (i) our board of directors, CODM and compensation committee each evaluates financial performance primarily on a consolidated basis; (ii) financial performance objectives for our annual bonus plan and long-term incentive compensation program are based upon consolidated financial results; and (iii) our acquisition strategy, which is our company’s primary strategy for achieving growth, is based upon growing our company’s net sales, adjusted EBITDA and cash flows on a consolidated basis instead of growing net sales, adjusted EBITDA and cash flows for any particular brand, group of brands or category of brands.

(3)         A portion of our annual incentive awards are based upon individual objectives, however, these objectives are generally project based and not based on financial metrics for a brand, group of brands or category of brands.

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System Generated Reports do not Reflect Groups of Brands or Categories of Brands.  None of our company’s systems generate reports based upon groups of brands, categories of brands or operating segment results.  Reports showing results by groups of brands are all manually created.  As a result the most frequent reports generated for each department and our CODM, including our daily and weekly sales reports, do not break out sales, expenses or other financial performance measures by group of brands, category of brands or operating segments.  It should also be noted, that in those manually generated reports that show allocated EBITDA and allocated expenses by group of brands, those financial measures are not prepared on a group basis but instead are sum totals of the EBITDA and expenses for the individual brands within each group.  And as noted above, those EBITDA and expense amounts are comprised of numerous subjective allocations and do not reflect specific identification of costs necessary to make resource allocation decisions.

Consistent, with ASC 280-10-50-6, although our Board of directors and CODM receive reports in which our business activities are presented in a variety of different ways, we believe that the other factors described in this response indicate that we operate as one segment.  Furthermore even if one were to conclude that either our (i) shelf-stable and frozen products and/or (ii) Green Giant brand, other recently acquired brands and other brands should be considered separate operating segments, we believe that in accordance with ASC-280-10-50-11, we would still have only one reportable segment because our company would aggregate the products into one reportable segment based on similar economic characteristics (in terms of pricing, price elasticity, and the impact on the brands of general market and economic conditions, etc.).  Among other things, all of our products are similar in all of the following areas: nature of products; production processes; types or classes of customers; distribution methods; and regulatory environment.

More specifically:

(a)         The nature of the products.  All of our products are substantially similar in nature.

(b)         The nature of the production processes.  The production processes for all of our products are substantially similar.  Our two largest co-packers for the Green Giant brand produce both frozen and shelf-stable products for us.

(c)          The type or class of customer for the products.  All of our brands are sold to the same class of customers, and in most cases to the exact same customers.  We use the same internal sales managers and broker network for all of our brands and do not differentiate between frozen and shelf-stable products.

(d)         The methods used to distribute the products.  Our method of distribution is substantially the same for all of our products.  The only meaningful difference between the methods of distribution for frozen and shelf-stable food products is that frozen food products must be kept at lower temperatures and therefore are warehoused in separate distribution centers.  With limited exceptions, all of our warehouses and distribution centers are operated for us by third party logistics providers.  Our director of distribution, who reports to our executive vice president of operations, manages our entire distribution network, including our relationships with all of our third party logistics providers.  We do not have separate directors of distribution for frozen and shelf-stable products or for different groups of brands.

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(e)          The nature of the regulatory environment.  All of our food products are regulated by the FDA and/or USDA and there is no material distinction in regulation based upon the frozen or shelf-stable nature of our products or any group of brands.

Although our prior disclosures have highlighted some limited differences between the distribution methods of frozen and shelf-stable products and the profitability of our Green Giant brand, the differences are not material to an understanding of our business or how we manage our business.  The Green Giant brand is managed in the same manner we manage all of our other brands. Importantly, the monthly financial package and summary memorandum distributed by our CODM to our board of directors does not provide separate financial information by group of brands or category of brands.  Moreover, after our board of directors reviews the information provided to it, our board does not make performance evaluations of our executive officers or approve resource allocations based upon the various different ways our business activities are presented, but instead makes such evaluations and approvals of allocations based on our consolidated results, which are the primary focus of the reports provided to our board.

Our acquisitions, including our most recent acquisitions, have been fully integrated into our single operating segment.  Our acquired brands do not come with senior management teams (and in many cases do not come with any employees) and upon arrival are not run as independent operating units.  For example, when we acquired the Green Giant brand, no employees were transferred to us from the prior owner other than those working at a manufacturing facility we acquired.  Although certain acquisitions do require us to add incremental headcount, we manage acquired brands in the same manner we manage all of our other brands and they are fully absorbed into our existing centrally managed organization structure.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (973) 630-6406.

Sincerely,

/s/ Scott E. Lerner

Scott E. Lerner
Executive Vice President, General Counsel and Secretary

cc:        Joseph Klinko, Staff Accountant, Securities and Exchange Commission

Lily Dang, Staff Accountant, Securities and Exchange Commission

Robert C. Cantwell, President and Chief Executive Officer

Amy J. Chiovari, Corporate Controller and Interim Chief Financial Officer

Appendix A

Proposed Changes to Critical Accounting Policies

Goodwill and Other Intangible Assets

Our total assets include substantial goodwill and unamortizable intangible assets (trademarks). These assets are tested for impairment at least annually and whenever events or circumstances occur indicating that goodwill or unamortizable intangibles might be impaired. We perform the annual impairment tests as of the last day of each fiscal year. The annual goodwill impairment test involves a two-step process. The first step of the impairment test involves comparing our company’s market capitalization with our company’s carrying value, including goodwill. If the carrying value of our company exceeds our market capitalization, we perform the second step of the impairment test to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of goodwill with the carrying value and recognizing a loss for the difference.  As of December 30, 2017, we had $[   ] million of goodwill recorded in our consolidated balance sheet.  [Our testing indicates that the implied fair value of goodwill is significantly in excess of the carrying value.  Therefore, we believe that only significant changes in the cash flow assumptions would result in an impairment of goodwill.]

We test our unamortizable intangibles by comparing the fair value with the carrying value and recognize a loss for the difference. We estimate the fair value of our unamortizable intangibles based on discounted cash flows that reflect certain third party market value indicators.  Calculating our fair value for these purposes requires significant estimates and assumptions by management~~.~~, including future cash flows consistent with management’s expectations, annual sales growth rates, and certain assumptions underlying a discount rate based on available market data.  Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors to estimate the future levels of sales and cash flows.

As of December 30, 2017, we had $[   ] of unamortizable intangibles recorded in our consolidated balance sheet and none of the balances exceed their calculated fair values, and the percentage excess of calculated fair value over book value was [   ]% or more.  The table below sets forth the book value as of December 30, 2017, of the trademarks of each of our brands whose fiscal 2017 net sales were equal to or exceeded 2% of our total fiscal 2017 net sales and for “all other brands” in the aggregate.

Green Giant	[ ]
Ortega	[ ]
Tone’s	[ ]
Pirate Brands	[ ]
Maple Grove Farms of Vermont	[ ]
Mrs. Dash	[ ]
Cream of Wheat	[ ]
Bear Creek Country Kitchens	[ ]
Victoria	[ ]
Mama Mary’s	[ ]
Polaner	[ ]
Las Palmas	[ ]
New York Style	[ ]
All other brands	[ ]
Total	[ ]

All assumptions used in our impairment evaluations for goodwill and unamortizable intangibles, such as forecasted growth rates and discount rate, are based on the best available market information and are consistent with our internal forecasts and operating plans.  We believe these assumptions to be reasonable, but they are inherently uncertain.  These assumptions could be adversely impacted by certain of the risks described in Item 1A, “Risk Factors” of this report.

We completed our annual impairment tests for fiscal 2016, 2015 and 2014 with no adjustments to the carrying values of goodwill and unamortizable intangibles. However, materially different assumptions regarding the future performance of our businesses could result in significant impairment losses.  For example, an interim impairment analysis relating to one of our brands performed during fiscal 2014, resulted in our company recording non-cash impairment charges to amortizable trademarks and customer relationship intangibles for the brand of $26.9 million and $7.3 million, respectively, during fiscal 2014, which is recorded in “Impairment of intangible assets” on our consolidated statement of operations for fiscal 2014.  During the second quarter of 2016, we discontinued that brand because there was not sufficient demand to warrant continued production.  Accordingly, we wrote off the related intangible assets and recorded non-cash impairment charges to amortizable trademarks and customer relationship intangibles of $4.5 million and $0.9 million, respectively, which are recorded in “Impairment of intangible assets” on the accompanying consolidated statement of operations for fiscal 2016.  In addition, any significant decline in our market capitalization, even if due to macroeconomic factors, could put pressure on the carrying value of our goodwill.  A determination that all or a portion of our goodwill or unamortizable intangible assets are impaired, although a non-cash charge to operations, could have a material adverse effect on our business, consolidated financial condition and results of operations.

Pension Expense

We have defined benefit pension plans covering approximately one third of our employees. Our funding policy is to contribute annually not less than the amount recommended by our actuaries. The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates~~.~~, employee-related demographic factors, such as turnover, retirement age and mortality, and the rate of salary increases.  Certain assumptions reflect our historical experience and management’s best judgment regarding future expectations.  Due to the significant management judgment involved, our assumptions could have a material impact on the measurement of our pension expenses and obligations.  We review pension assumptions regularly and we may from time to time make voluntary contributions to our pension plans, which exceed the amounts required by statute. During fiscal ~~2016~~2017 and ~~2015~~2016, we made total pension contributions to our pension plans of $~~3.5~~[   ]  million per fiscal year. Changes in interest rates and the market value of the securities held by the plans could materially change, positively or negatively, the funded status of the plans and affect the level of pension expense and required contributions in fiscal 2018 and beyond.

Our discount rate assumption for our three defined benefit plans changed from ~~4.225% at January 2, 2016 to~~ 4.039% at December 31, 2016~~.~~ to [   ]% at December 30, 2017. While we do not currently anticipate a change in our fiscal ~~2017~~2018 assumptions, as a sensitivity measure, a 0.25% decline or increase in our discount rate would increase or decrease our pension expense by approximately $~~0.3~~[   ] million. Similarly, a 0.25% decrease or increase in the expected return on pension plan assets would increase or decrease our pension expense by approximately $~~0.2~~[   ] million. We expect to make $~~3.5~~[   ] million of defined benefit pension plan contributions during fiscal ~~2017~~2018.